Perkins Coie

03 DEC -9 AM 7:21

1201 Third Avenue, Suite 4800
Seattle, WA 98101-3099
PHONE: 206.583.8888
FAX: 206.583.8500
www.perkinscoie.com

Yung H. Tan
PHONE: 206.359.6244
FAX: 206.359.7244
EMAIL: ytan@perkinscoie.com

December 5, 2003

03045095

By Federal Express

Securities and Exchange Commission
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Re: Nintendo Co. Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

We are furnishing the following documents on behalf of our client, Nintendo Co. Ltd., a corporation incorporated under the laws of Japan (the "Company") pursuant to Rule 12g3-2(b) of the Exchange Act.

Please find attached the following Company documents:

1) Notice of Resolutions made by Board of Directors for Interim Dividend Payment (Summary Translation dated November 13, 2003)

2) Report as to Acquisition of Shares by Nintendo Co., Ltd. (Summary Translation dated December 1, 2003)

dw 12/17

[/SB033390.010]

In the event of any questions or requests for additional information please do not hesitate to contact the undersigned at (206) 359-6244 or Amy E. Weaver at (206) 359-3319.

Very truly yours,

PERKINS COIE LLP

Yung H. Tan
Enclosures

YHT:yht

(Summary Translation)

November 13, 2003

To our shareholders

Nintendo Co., Ltd.
Satoru Iwata
President

Notice of Resolutions made by Board of Directors for Interim Dividend Payment

At the board of directors meeting held on November 13, 2003, the following resolution was made with respect to interim dividend payment for the fiscal year ended March 31, 2004.

1. Interim dividend payment: 70 yen per share
2. Payment to begin: on December 10, 2003

(Summary Translation)

December 1, 2003

To Kanto Finance Bureau

Nintendo Co., Ltd.
Satoru Iwata
President

Report as to Acquisition of its own Shares by the Company

Authorization given at the Shareholders' Meeting on June 27, 2003

- Number of total shares to be acquired: 14 million shares (maximum)
- Total amount for the share acquisitions: 110 billion yen (maximum)

Actual Acquisitions:
Acquisition term: November 1, 2003 through November 30, 2003
Number of shares acquired: None
Acquisition amount: N/A

As of November 30, 2003:

Total number of shares outstanding:	141,669,000 shares
Number of treasury stocks owned:	7,950,800 shares